FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Westdale Properties America I, Ltd. (Last) (First) (Middle) 3300 Commerce Boulevard East (Street) Dallas, TX 75226 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/10/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Schlotzsky's, Inc. (BUNZ)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock(1)	405,200 Shares (2)	D	N/A
Common Stock(1)	325,500 shares (3)	D	N/A

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1) Westdale Properties America I, Ltd. has filed a Schedule 13D regarding the common stock of Schlotzsky's, Inc. which states that each of Westdale Properties America I, Ltd., JGB Ventures I, Ltd., JGB Holdings, Inc., Joseph G. Beard, and Ronald Kimel, as Sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1933. Neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

(2) These securities are owned by Westdale Properties America I, Ltd.
(3) These securities are owned solely by Joseph G. Beard.

                            Joint Filer Information
1. JGB Ventures I, Ltd.

3300 Commerce Boulevard East
Dallas, Texas 75226

Westdale Properties America I, Ltd.

Schlotzsky's, Inc. (BUNZ)

October 10, 2002

405,200. These shares are owned by Westdale Properties America I, Ltd. JGB Ventures I, Ltd. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

/s/ Joseph G. Beard
-----------------------
For JGB Holdings, Inc. as sole general
partner of
JGB Ventures I, Ltd.

2. JGB Holdings, Inc.

3300 Commerce Boulevard East
Dallas, Texas 75226

Westdale Properties America I, Ltd.

Schlotzsky's, Inc. (BUNZ)

October 10, 2002

405,200. These shares are owned by Westdale Properties America I, Ltd. JGB Holdings, Inc. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

/s/ Joseph G. Beard
-----------------------
President, JGB Holdings, Inc.

3. Joseph G. Beard

3300 Commerce Boulevard East
Dallas, Texas 75226

Westdale Properties America I, Ltd.

Schlotzsky's, Inc. (BUNZ)

October 10, 2002

730,700. These shares are comprised of 405,200 shares owned by Westdale Properties America I, Ltd. and 325,500 shares owned by Joseph G. Beard. Joseph G. Beard disclaims ownership of the shares owned by Westdale Properties America I, Ltd. except to the extent of his ownership therein.

/s/ Joseph G. Beard
-----------------------

4. Ronald Kimel, as sole trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust

440 Adelaide Street West, Toronto,
Ontario M5V 1S7, Canada

Westdale Properties America I, Ltd.

Schlotzsky's, Inc. (BUNZ)

October 10, 2002

405,200. These shares are owned by Westdale Properties America I, Ltd. The Manuel Kimel Family Trust disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

/s/ Ronald Kimel
-----------------------
Ronald Kimel, as sole Trustee for
the benefit of the issue of Manuel
Kimelunder the Manuel Kimel
Family Trust

                                 Confirming Statement

        By executing this Statement below, each of the Reporting Persons has authorized and designated Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone) to execute and file on such Reporting Person's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the Reporting Person's ownership of or transactions in securities of Schlotzsky's, Inc. (BUNZ), unless earlier revoked in writing. Each of the Reporting Persons acknowledges that neither Joseph G. Beard nor Ronald Kimel is assuming any of the Reporting Person's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: October 16, 2002

/s/ Joseph G. Beard
------------------------
For JGB Holdings, Inc. as
sole general partner of
JGB Ventures I, Ltd. , as
sole general partner of JGB
Ventures I, Ltd.

/s/ Joseph G. Beard
------------------------
For JGB Holdings, Inc. as sole
general partner of
JGB Ventures I, Ltd.

/s/ Joseph G. Beard
------------------------
President, JGB Holdings, Inc. as
sole general partner of
JGB Ventures I, Ltd.

/s/ Joseph G. Beard
------------------------

/s/ Ronald Kimel
------------------------
Ronald Kimel, as sole Trustee for the benefit
of the issue of Manuel Kimelunder the
Manuel Kimel Family Trust

By: /s/ Joseph G. Beard October 16, 2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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